

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Michael Bonn
President, Chief Executive Officer, Chief Financial Officer and
Chairman of the Board of Directors
Colorado Income Holdings, Inc.
7899 South Lincoln Court
Suite 205
Littleton, CO 80122

Re: Colorado Income Holdings, Inc.
Registration Statement on Form S-1/A
Filed August 30, 2013
File No. 333-190083

Dear Mr. Bonn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. Revise the first paragraph to indicate that the funds will be returned promptly if the $250,000 is not raised and indicate whether or not, and at what rate, interest will be paid on returned subscriptions.

Summary Financial Information, page 8

2. Please revise the line item titled additional paid-in capital to be $9,000 consistent with the amount appearing on the balance sheet. In addition, revise the line item titled accumulated deficit to be accumulated deficit during the development stage.

3. Please revise the Statement of Operations Items header as of June 30, 2013 to be for the year ended June 30, 2013 and the period May 23, 2013 (Inception) through June 30, 2013.

Use of Proceeds, page 17

4. Noting from the Prospectus cover page that the offering is a best efforts with a minimum offering of $250,000 revise to use two columns, one for the minimum offering and one for the maximum offering. In the first column, present the gross proceeds, then the offering costs shown in brackets, then the net proceeds to the company, then the use of proceeds in order of priority. In this regard, explain in a footnote whether or not, or under what level of proceeds, Mr. Bissonette's salary and the $150,000 marketing expense will be paid.

5. Please revise the amount of marketing expenses to be $150,000.

Summary of Accounting Policies, pages 20-21

6. We have noted your response to comment number 15 of our letter dated August 19, 2013 and reiterate our prior comment to please state in your critical accounting policy disclosures that your financial statements may not be comparable to companies that comply with public company effective dates.

Directors, Executive Officers, Promoters and Control Persons, page 25

7. Expand the disclosure on Mr. Bissonnette's past experience to specifically include MLG Marketing Group, or advise.

Certain Relationships and Related Transactions, page 30

8. It is unclear how the Marketing and Lead Generation Services Agreement was executed with the company on May 6, 2013 when the company's inception was May 23, 2013. Please advise or revise, as applicable.

Report of Independent Registered Public Accounting Firm, page 36

9. Please file a report of the independent registered public accounting firm that indicates the city and state of issuance.

Statement of Stockholders' Equity, page 40

10. Please rename the Statement of Stockholders' Equity to be the Statement of Stockholders' Deficit and revise the common stock issuance to read May 23, 2013 1,000,000 shares of common stock issued for services to founder at $0.001 per share.

Notes to the Financial Statements, page 41

11. Your general and administrative expenses increased from $43,000 for the year ended June 30, 2013 when you filed your initial registration statement to $293,000 for the year ended June 30, 2013 when you filed your first amendment to the registration statement. The increases in these expenses appear to be at least partially in response to our prior comments. Please provide the disclosures required by ASC 250-10-50 for financial statement restatements. Please also quantify and discuss in your MD&A the nature of the expenses and the related amounts that are classified in general and administrative expenses.

Prior Comment 35

12. We note the revised legal opinion. Please revise the opinion consistent with Corporation Finance's Staff Legal Bulletin No. 19, section IIB1.e. In this regard, the opinion will need to refer to the law of the jurisdiction, Colorado law.

13. We note the opinion's "(ii) the Notes have been duly qualified under the Trust Indenture Act of 1939…". In this regard, revise to delete this reference or advise the staff how the Notes were qualified.

14. Please file the indenture or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at 202-551-3695 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel